Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-272680
November 6, 2025

IBIT: BITCOIN EXPOSURE MADE EASY

iShares
by BlackRock

Get exposure to bitcoin through the convenience of an exchange-traded product

The iShares Bitcoin Trust ETF is not an investment company registered under the Investment Company Act of 1940, and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940.

iShares Bitcoin Trust ETF

Sponsor fee: 0.25%

Inception Date: 1/5/2024

Investment objective: The Trust seeks to reflect generally the performance of the price of bitcoin.

Reference benchmark: CME CF Bitcoin Reference Rate – New York Variant (BRRNY)

Bitcoin custodian: Coinbase

IBIT is an exchange-traded product that directly invests in bitcoin, offering investors exposure to the digital asset without the challenges of holding it directly.

Why IBIT for bitcoin?

1. Access

IBIT enables investors to get exposure to bitcoin through the convenience of an exchange-traded product, helping remove the operational, tax, and custody complexities of holding bitcoin directly.

2. Liquidity

IBIT has been the most traded bitcoin exchange-traded product since launch, providing investors with potentially lower transaction costs.[1]

3. Integrated technology

IBIT is managed by the world's largest asset manager and leverages a multi-year technology integration developed with Coinbase Prime, the world's largest institutional digital asset custodian.[2]

Investment themes around bitcoin

Global monetary alternative

A fixed-supply, decentralized, global monetary alternative that may benefit from increasing global disorder, and declining trust in institutions and government-issued fiat currencies.

Blockchain adoption

As the world's predominant cryptoasset,[3] bitcoin can be viewed as a general bet on increasing blockchain and digital asset adoption.

1. Based on 20-day average trading volumes across all U.S. spot bitcoin ETPs, since the commencement of trading on Jan. 11, 2024. Liquidity, characterized by strong trading volume, may potentially lower costs for investors by helping to improve price discovery, reduce transaction costs, and increase market stability. Source: Bloomberg, as of Sept. 30, 2025.
2. BlackRock is the world's largest asset manager by AUM, managing $13.5T as of Q3 2025. Coinbase Prime is a full-service prime broker of Coinbase, Inc. which is an affiliate of the iShares Bitcoin Trust ETF custodian with $245B in in institutional assets under custody, as of Q2 2025.
3. Bitcoin predominance based on its market cap of $2.2 trillion, which accounts for greater than 50% of the total market cap of all cryptoassets excluding stablecoins (Source: CoinMarketCap as of Oct. 29,2025). Many investors believe that increased adoption of blockchain technology and cryptoassets will lead to further adoption and trading of bitcoin as it is the predominant and most widely adopted cryptoasset in the digital asset ecosystem.

iShares.com/IBIT

The pace of digital asset adoption exceeds other breakthrough technologies

Time needed to achieve over 300 million users



Mobile phones
21 years
Internet
15 years
Crypto
12 years

Source: Boston Consulting Group ("What does the future hold for crypto exchanges") and United Nations, as of Jul. 2022. Crypto users measured by analyzing on-chain data from bitcoin, ethereum, and other blockchains and assuming all on-chain users own some crypto.

Bitcoin has been the top performing major asset class in many years and the lowest in others

Bitcoin performance compared with other select major asset classes[4]

Returns for 2014-2025 YTD (%)

2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025 YTD	Cumulative Return	Annualized Return
BTC 36%	BTC 120%	BTC 1,375%	AGG 0%	BTC 95%	BTC 305%	BTC 60%	CMT 21%	BTC 157%	BTC 120%	Gold 47%	BTC 36,023%	BTC 73%
SPX 1%	HY 17%	EM 35%	Gold -2%	SPX 31%	Gold 25%	CMT 31%	Gold 0%	SPX 26%	Gold 27%	EM 23%	SPX 293%	SPX 14%
AGG 1%	CMT 13%	SPX 22%	HY -2%	EM 20%	SPX 18%	SPX 29%	HY -11%	HY 13%	SPX 25%	BTC 22%	Gold 226%	Gold 12%
HY -4%	SPX 12%	Gold 14%	SPX -4%	Gold 18%	EM 15%	HY 5%	AGG -13%	Gold 13%	EM 12%	SPX 15%	EM 91%	EM 6%
Gold -10%	EM 11%	HY 8%	CMT -9%	HY 14%	AGG 8%	EM 1%	EM -18%	EM 10%	HY 8%	CMT 9%	HY 77%	HY 5%
EM -14%	Gold 8%	CMT 4%	EM -14%	CMT 10%	HY 7%	AGG -2%	SPX -18%	AGG 6%	CMT 8%	HY 7%	CMT 53%	CMT 4%
CMT -25%	AGG 3%	AGG 4%	BTC -74%	AGG 9%	CMT -3%	Gold -4%	BTC -64%	CMT -4%	AGG 1%	AGG 6%	AGG 21%	AGG 2%

Past performance does not guarantee future results. Index performance is for illustrative purposes only. Index performance does not reflect any management fees or expenses. Indexes are unmanaged and one cannot invest directly in an index. Certain sectors and markets perform exceptionally well based on current market conditions and iShares and BlackRock Funds can benefit from that performance. Achieving such exceptional returns involves the risk of volatility and investors should not expect that such results will be repeated. Index performance does not represent actual Fund performance. For actual fund performance, please visit www.iShares.com or www.blackrock.com.

4. Asset classes shown include major liquid asset classes available to U.S. investors. Bitcoin returns calculated using Bloomberg Bitcoin Spot Price. SPX is represented by the S&P 500 Index (TR). EM is represented by the Dow Jones Emerging Markets Index (TR). AGG is represented by Bloomberg U.S. Aggregate Bond Index (TR). HY is represented by Bloomberg U.S. Corporate High Yield Bond Index Value Unhedged (TR). Gold returns calculated using the spot exchange rate of gold against the U.S. dollar index. CMT is represented by Dow Jones Commodity Index (TR). All returns rounded to the nearest percent. Source: Bloomberg and BlackRock calculations, as of Sept. 30, 2025.

The iShares Bitcoin Trust ETF (the "Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves a high degree of risk, including possible loss of principal. An investment in the Trust is not suitable for all investors, may be deemed speculative and is not intended as a complete investment program. An investment in Shares should be considered only by persons who can bear the risk of total loss associated with an investment in the Trust.

Investing in digital assets involves significant risks due to their extreme price volatility and the potential for loss, theft, or compromise of private keys. The value of the shares is closely tied to acceptance, industry developments, and governance changes, making them susceptible to market sentiment. Digital assets represent a new and rapidly evolving industry, and the value of the Shares depends on their acceptance. Changes in the governance of a digital asset network may not receive sufficient support from users and miners, which may negatively affect that digital asset network's ability to grow and respond to challenges Investing in the Trust comes with risks that could impact the Trust's share value, including large-scale sales by major investors, security threats like breaches and hacking, negative sentiment among speculators, and competition from central bank digital currencies and financial initiatives using blockchain technology. A disruption of the internet or a digital asset network would affect the ability to transfer digital assets and, consequently, would impact their value. There can be no assurance that security procedures designed to protect the Trust's assets will actually work as designed or prove to be successful in safeguarding the Trust's assets against all possible sources of theft, loss or damage.

Bitcoin Spot Prices provided by CME CF Bitcoin Reference Rate – New York Variant for the Bitcoin – U.S. Dollar trading pair ("CF Benchmarks Index"). No warranty is given for the accuracy of these prices and no liability is accepted for reliance thereon. Prices are provided on a reasonable efforts basis and delays may occur both because of the delay in third parties communicating the information to the site and because of delays inherent in posting information over the internet. The Index has a limited history, the Index price could fail to track the global bitcoin price, and a failure of the Index price could adversely affect the value of the Shares.

The Trust may incur certain extraordinary, non-recurring expenses that are not assumed by the Sponsor.

The amount of bitcoin represented by shares of the Trust will decrease over the life of the Trust due to sales of bitcoin necessary to pay the sponsor's fee and trust expenses. Without increases in the price of bitcoin sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The liquidation of the Trust may occur at a time when the disposition of the Trust's bitcoin will result in losses to investors. The value of the shares of the Trust will be adversely affected if bitcoin owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss.

Shares of the Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The sponsor of the trust is iShares Delaware Trust Sponsor LLC (the "Sponsor"). BlackRock Investments, LLC ("BRIL"), assists in the promotion of the Trust. The Sponsor and BRIL are affiliates of BlackRock, Inc. Although shares of the iShares Bitcoin Trust may be bought or sold on the secondary market through any brokerage account, shares of the Trust are not redeemable from the Trust except in large, aggregated units called "Baskets". Only registered broker-dealers that become authorized participants by entering into a contract with the sponsor and the trustee of the Trust may purchase or redeem Baskets. The Sponsor is not responsible for losses incurred due to loss, theft, destruction, or compromise of the trust's bitcoin.

When comparing commodities and the Trust, it should be remembered that the sponsor's fee associated with the Trust is not borne by investors in individual commodities. Transactions in shares of ETPs may result in brokerage commissions and will generate tax consequences. All regulated investment companies are obliged to distribute portfolio gains to shareholders.

This material is provided for educational purposes only and does not constitute investment advice. The information contained herein is based on current tax laws, which may change in the future. BlackRock cannot be held responsible for any direct or incidental loss resulting from applying any of the information provided in this publication or from any other source mentioned. The information provided in this material does not constitute any specific legal, tax or accounting advice. Please consult with qualified professionals for this type of advice.

The iShares Funds are distributed by BlackRock Investments, LLC (together with its affiliates, "BlackRock").

iShares. by BlackRock